NEW LINCOLN, LTD. DBA
THE NEW LINCOLN LODGE RETIREMENT RESIDENCE

REPORT ON AUDIT

FOR THE YEAR ENDED
DECEMBER 31, 2007

NEW LINCOLN, LTD.



Mesarvey, Russell & Co. LLC

Certified Public Accountants

5450 Frantz Rd., Suite 300
Dublin, OH 43016
(614) 793-4501
Fax (614) 793-2679
email: mrc@cbiz.com

INDEPENDENT AUDITORS' REPORT

To the Partners
New Lincoln, Ltd.

We have audited the accompanying balance sheet of New Lincoln, Ltd. (an Ohio Limited Partnership) as of December 31, 2007 and the related statements of income, changes in Partners' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Lincoln, Ltd. as of December 31, 2007 and the results of its operations, changes in its Partners' deficit and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, an error resulting in an understatement of previously reported accrued real estate taxes as of December 31, 2007 was discovered by management of the Partnership in 2008. Accordingly, the 2007 financial statements have been restated to correct the error.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 10 to the financial statements, the Partnership has borrowed money for operating cash deficits and has had an increased number of vacancies, which raises substantial doubt about the Partnership's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mesarvey, Russell & Co. LLC

A Limited Liability Company
Independent Certified Public Accountants

April 25, 2008, except Note 11, as to which the date is July 14, 2008

NEW LINCOLN, LTD.

BALANCE SHEET

DECEMBER 31, 2007

A S S E T S

CURRENT ASSETS

Cash – resident security deposits	18 980	
Prepaid expenses	19 195	
Escrow deposits	33 822	
Replacement reserve	16 089	
Total current assets		88 086

RENTAL PROPERTY

Land and improvements	332 689	
Building and improvements	2 580 114	
Furniture and equipment	166 311	
Cost basis	3 079 114	
Accumulated depreciation	(995 867)	
		2 083 247

OTHER ASSETS

Deferred loan costs, net of accumulated amortization of $28,887		76 958
		2 248 291

LIABILITIES AND PARTNERS' DEFICIT

CURRENT LIABILITIES

Mortgage note payable – current maturities	21 581	
Note payable– HNB – current maturities	2 681	
Bank overdraft	22 987	
Business credit line	14 687	
Accounts payable	29 251	
Accrued payroll and related taxes	5 944	
Accrued management fees – affiliate	42 780	
Accrued interest – first mortgage	11 992	
Accrued real estate taxes	56 023	
Resident security deposits	18 000	
Notes payable – affiliate – current maturities	1 215 226	
Accrued interest – notes payable affiliate	1 512 310	
Total current liabilities		2 953 462

LONG–TERM DEBT

Mortgage note payable – net of current maturities	1 963 220	
Note payable – HNB	11 015	
Account payable – affiliate	6 757	
		1 980 992

PARTNERS' DEFICIT

Partners' deficit		(2 686 163)
		2 248 291

See accompanying notes.

NEW LINCOLN, LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME		
Room and board income	572 119	
Other income	5 125	
		577 244
OPERATING EXPENSES		
Administrative	107 677	
Utilities	50 510	
Operating and maintenance	64 358	
Taxes and insurance	81 046	
Depreciation and amortization	88 122	
Elderly and congregate expenses	178 040	
		569 753
OPERATING INCOME		7 491
OTHER INCOME/EXPENSE		
Interest income	(744)	
Interest – first mortgage	144 574	
Interest – notes payable affiliate	140 934	
Interest – note payable	3 325	
Mortgage insurance premium	10 024	
		298 113
NET LOSS		(290 622)

NEW LINCOLN, LTD.

STATEMENT OF CHANGES IN PARTNERS' DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance,	
January 1, 2007	(2 395 541)
Net loss	(290 622)
Balance,	
December 31, 2007	(2 686 163)

NEW LINCOLN, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(290 622)	
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation and amortization	88 122	
Change in:		
Prepaid insurance	(1 622)	
Accounts payable	13 779	
Tenant security deposits	(2 706)	
Accrued interest	140 813	
Accrued real estate taxes	10 604	
Net cash used in operating activities		(41 632)

CASH FLOWS FROM INVESTING ACTIVITIES
Change in mortgage escrows	(7 283)	
Net withdrawals from replacement reserve	26 716	
Improvements to rental property	(55 998)	
Net cash used in investing activities		(36 565)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on RMC mortgage note	(20 072)	
Proceeds from AHS note payable	70 750	
Proceeds from HNB note payable	15 150	
Proceeds from bank overdraft line	14 136	
Principal payment on HNB note	(1 454)	
Principal payment on business credit line	(313)	
Net cash provided by financing activities		78 197

NET INCREASE IN CASH
                                                          –

CASH, Beginning
  –

CASH, Ending
  –

Supplemental disclosure of cash flow information
Cash paid for interest   144 695

See accompanying notes.

6

NEW LINCOLN, LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

Note 1. Summary of Significant Accounting Policies and Organization

Organization – New Lincoln, Ltd., an Ohio limited partnership, (Partnership) was formed on June 10, 1995. The General Partner is New Lincoln Co., and the Limited Partners are James W. Mueller, Jr. and Passport Retirement, Inc. The Partnership Agreement was amended January 1, 1999 to evidence the withdrawal of Passport Retirement, Inc. as a Limited Partner and the transfer of its entire interest to James W. Mueller, Jr. as the sole Limited Partner.

The purpose of the Partnership is to acquire, rehabilitate, own and operate a 53–unit assisted living retirement center located in Columbus, Ohio operating as the New Lincoln Lodge Retirement Residence (Project). The Project began operations in February 1997. Lease terms are typically one year or less.

The Project was financed and constructed with a mortgage loan insured by the Federal Housing Administration (FHA) under Section 232 of the National Housing Act, as amended. Section 232 insures mortgage loans to facilitate the construction and substantial rehabilitation of nursing homes, intermediate care facilities, board and care homes and assisted–living facilities. Residents requiring skilled nursing, custodial care, and assistance with activities of daily living are eligible to live in facilities insured under this program. The Department of Housing and Urban Development (HUD) supervises the operating methods of the Partnership pursuant to the requirements of the Regulatory Agreement.

The Partnership Agreement provides that the Partnership shall continue in existence until June 30, 2038, unless it is earlier dissolved and terminated by provisions of the Partnership Agreement.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – For the purpose of reporting cash flows, cash includes unrestricted petty cash, demand deposits, and savings accounts.

Funded Reserves – Cash reserves include resident security deposits, a replacement reserve and a tax and insurance escrow. These reserves have been established in amounts considered by the Partners to be adequate and in accordance with the HUD Regulatory Agreement. Uses of the reserves are restricted as defined in the Regulatory Agreement, and therefore have been excluded from cash in the accompanying balance sheet and for statement of cash flow purposes.

Note 1. Summary of Significant Accounting Policies and Organization (cont.)

Rental Property – Land and improvements, the building and its improvements, and furniture and equipment are carried at cost. Depreciation is computed using the straight–line method over the estimated useful life of the property ranging from five to thirty–five years.

Resident Receivable and Bad Debt Policy – Resident room charges for the current month are due on the first of the month. Residents who are evicted or move out are charged with any damages or cleaning fees. The Partnership accounts for all past due rents at the contract rate and recognizes other resident charges on the date assessed at the actual amount due. The Partnership does not accrue interest on resident receivable balances.

The Partnership attempts to collect all past due rents and charges prior to resident move out or eviction. If the Partnership fails to collect the resident receivable balance before move out or eviction the debt is considered uncollectible.

Security Deposit Policy – The Partnership collects $500 from a resident at the time of the initial lease execution as security for performance of the resident's financial obligations under the lease. The Partnership may use the resident's security deposit as reimbursement for any unpaid rent or other amounts a resident owes under the lease at the time of resident move–out. The Partnership must refund the resident's security deposit or provide the resident with an itemized statement of deductions from the security deposit within 30 days of the resident's termination of the lease.

HUD regulations require that the Partnership's security deposit policy be in compliance with applicable state law. Ohio law does not require the accrual of interest on a resident security deposit when the deposit equals one month's rent.

The Partnership has determined that the administrative cost to allocate interest earned from the investment of the resident security deposit cash to each individual resident's security deposit account exceeds the interest earned and therefore the Partnership does not account for each resident's security deposit earnings. Interest income earned from the investment of the resident security deposit cash is transferred to the Project's operating account on a periodic basis.

Deferred Loan Costs – Direct costs incurred in connection with obtaining the mortgage loan described in Note 2 have been capitalized and are being amortized over the term of the loan using the straight–line method.

Partners' Deficit – Profit and loss are to be allocated between the Limited Partner and the General Partner, 99% and 1%, respectively, other than special allocations (as defined by the Partnership Agreement) and certain other items, which would be specifically allocated to the Partners in accordance with the Partnership Agreement.

Federal Income Taxes – No provision has been made in the financial statements for federal income taxes since such taxes are the responsibility of the Partners.

Note 2. Long–Term Debt

Long–term debt at December 31, 2007 consists of the following:

Mortgage note payable to Red Mortgage Capital, Inc. (RMC), bearing interest at 7.25%, payable in monthly principal and interest installments of $13,731 through August 2036. The note is insured by the FHA under Section 232 of the National Housing Act, as amended and the Partnership pays FHA a mortgage insurance premium of .5% of the outstanding loan balance per year. In addition the Partnership is required to make monthly deposits to a real estate tax and property insurance escrow and to make monthly deposits of $2,082 to a restricted replacement reserve account. Secured by a mortgage on the rental property.

	1 984 801

Business credit line payable to Huntington National Bank, (HNB) bearing simple interest at a variable rate equal to the HNB prime commercial rate plus 1%, (Prime rate was 7.50% as of December 31, 2007) interest only payable monthly plus principal payments as cash flow of the Partnership permits. The Partnership can draw the full amount of the credit line up to $50,000 by October 31, 2008. The agreement will automatically renew each October 31, for a one–year period. The note is unsecured.

	14 687

Note payable to HNB in the original amount of $15,150, bearing interest at 8.58%, payable in monthly principal and interest installments of $313 through May 2012. Unsecured.

	13 696

The Partnership owes Hearth & Home, an affiliate of the General Partner for vehicle lease payments made on its behalf during 1997 and 1998. Unsecured. No payments were made during 2007.

	6 757
Total debt	2 019 941
Business line of credit	(14 687)
Current maturities of HNB note	(2 681)
Current maturities of RMC mortgage	(21 581)
Long–term debt	1 980 992

Note 2.   **Long–Term Debt (cont.)**

The minimum principal payments of the RMC mortgage payable and the HNB promissory note at December 31, 2007 due in each of the next five years is as follows:

2008	24 262
2009	26 119
2010	28 118
2011	30 271
2012	30 275

Note 3.   **Note Payable – AdCare Health Systems. Inc. – Affiliate**

The Partnership has obtained financing from AdCare Health Systems, Inc. (AHS), an affiliate of the General Partner, for funding of operating deficits and the initial cash equity required by the HUD financing for the rehabilitation of the Project. The Partnership's debt to AHS is evidenced by notes payable to AHS, bearing simple interest at variable rates based upon the prime rate at the date of the loan advance plus 3.5%, (ranging from 11.00% to 12.50%). The Partnership may make payments to AHS for the principal and accrued interest only from Project surplus cash as defined by HUD. Payment to AHS is subordinate to the RMC mortgage note payable and payment of all Project operating expenses. The Partnership received $70,750 from AHS in 2007 for funding operating deficits. Interest expense on the notes payable to AHS amounted to $140,934 for 2007. The notes are unsecured.

The principal balance due AHS of $1,215,226 and accrued interest payable to AHS of $1,512,310 has been recorded as a current liability in the financial statements as of December 31, 2007 based upon the due date of a separate note and agreement between the Limited Partner and other affiliates of the General Partner financing the purchase of James Mueller's ownership of the 99% limited partnership interest in the Partnership. The Surplus Senior Subordinated Promissory Note and related agreement is in the amount of $1,425,000, bearing interest at 10% and is due December 31, 2007 according to the terms of the note and agreement. The Surplus Senior Subordinated Promissory Note is unsecured.

Note 4.   **Related Party Transactions**

The Partnership's property is managed by Mueller Management & Development, Ltd. (MMD), an affiliate of the Limited Partner, pursuant to a management agreement approved by HUD. The Partnership has agreed to pay MMD a property management fee of $37,500 per year for performing property management services. Property management fees of $37,500 were charged to expense in 2007. The amount due to MMD at December 31, 2007 for property management fees was $42,780.

The Partnership owes Hearth & Home, an affiliate of the General Partner, $6,757 for vehicle lease payments made on its behalf during 1998 and 1997. No payments were made during 2007. The Partnership may make payments only from Project surplus cash as defined by HUD.

Payments of $525 were made to a family member of the Limited Partner for bookkeeping fees in 2007.

Note 5.   **Distributions**

Distributions are limited by HUD to Surplus Cash as defined in the Regulatory Agreement and calculated semi–annually. There was no surplus cash available for distribution at December 31, 2007.

Note 6.   **Tax Exempt Bond Financing Costs**

The Partnership's first mortgage financing is funded by the proceeds of the issuance of $2,320,000 of County of Franklin, Ohio Mortgage Revenue Bonds Series 1995A. The Series 1995A bonds ($2,320,000) were sold in May 1995 and are retired per the following maturity schedule:

$85,000 in August 2000
$130,000 in August 2005
$180,000 in August 2010
$1,925,000 in August 2035

The Trustee for the bond holders is PNC Bank, Ohio. Interest paid to the holders of the bonds is exempt from federal income tax as permitted by Section 142(d) of the Internal Revenue Code of 1986, as amended.

The Partnership incurred certain fees and transaction costs related to the issuance of the bonds. The total issuance costs of the Series 1995A bonds were $91,498. The fees and transaction costs are being amortized over the life of the respective bond series.

Note 7.   **Commitments**

The Partnership has entered into a restrictive covenant relating to the issuance of the tax exempt bonds and related HUD mortgage financing of the Project acquisition and rehabilitation. The restrictive covenant requires that at least 20% of the Project's units (11 units) are to be occupied by residents whose income does not exceed 50% of the area median gross income as determined by HUD.

Note 8.   **Current Vulnerability Due to Certain Concentrations**

The Partnership's sole asset is a 53–unit assisted living retirement center. The Partnership's operations are concentrated in the multifamily real estate market. In addition, the Partnership operates in a heavily regulated environment. The operations of the Partnership are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies, including, but not limited to, HUD. Such administrative directives, rules and regulations are subject to changes by an act of Congress or an administrative change mandated by HUD. Such changes may occur with little notice or inadequate funding to pay for the related cost, including the additional administrative burden, to comply with a change.

Note 9.   Bank Overdraft and Overdraft Protection Agreement

As of December 31, 2007, the Partnership was overdrawn on their operating checking account in the amount of $19,070.

The Partnership has obtained a $10,000 business overdraft protection line of credit from Huntington National Bank. Interest expense is computed by applying a daily periodic rate of .02739% (annual Interest rate of 10%) to the daily balance of the account each day of the billing cycle. As of December 31, 2007, the Partnership owed $3,917 on the line of credit. This is presented on the financial statements combined with the bank overdraft and totaled $22,987 at December 31, 2007.

Note 10.   Going Concern

The Partnership has negative operating cash flow from operations. The Partnership borrowed $70,750 from AHS and took out a promissory note with HNB of $15,150 to fund the operating deficits. Accrued interest owed on the note payable to AHS is more than the principal amount owed. There were no rental increases in the current year and vacancies are approximately $21,000 higher in 2007 as compared to 2006.

The above factors create an uncertainty about the Partnership's ability to continue as a going concern.

Note 11.   Correction of an Error

Real estate taxes for the second half of 2006 of $17,240 and penalty and interest charges of $2,356 were not paid at December 31, 2007 and should have been accrued at December 31, 2007. As a result of the error both the Partnership's 2007 real estate tax accrual and expense were understated by $19,596. The correction of the error increased the accumulated Partner's Deficit by $19,596 at December 31, 2007.

The replacement reserve had previously included the mortgage insurance escrow. A reclassification was made at December 31, 2007 for $4,519. As a result, replacement reserve decreased, escrow deposits increased and changes to the cash flows accordingly. The reclassification error had no impact on previously reported Partners' Deficit.

NEW LINCOLN, LTD. DBA
THE NEW LINCOLN LODGE RETIREMENT RESIDENCE

REPORT ON AUDIT

FOR THE PERIOD ENDING
MARCH 31, 2008

NEW LINCOLN, LTD.

TABLE OF CONTENTS   **PAGE NO.**



Mesarvey, Russell & Co. LLC

Certified Public Accountants

5450 Frantz Rd., Suite 300
Dublin, OH 43016
(614) 793-4501
Fax (614) 793-2679
email: mrc@cbiz.com

INDEPENDENT AUDITORS' REPORT

To the Partners
New Lincoln, Ltd.

We have audited the accompanying balance sheet of New Lincoln, Ltd. (an Ohio Limited Partnership) as of March 31, 2008 and the related statements of operations, changes in Partners' deficit and cash flows for the period then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Lincoln, Ltd. as of March 31, 2008 and the results of its operations, changes in its Partners' deficit and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mesarvey, Russell & Co. LLC

A Limited Liability Company
Independent Certified Public Accountants

July 14, 2008

NEW LINCOLN, LTD.

BALANCE SHEET

MARCH 31, 2008

A S S E T S

CURRENT ASSETS

Cash – resident security deposits	19 813	
Prepaid expenses	12 246	
Escrow deposits	16 830	
Replacement reserve	19 847	
Total current assets		68 736

RENTAL PROPERTY

Land and improvements	332 689	
Building and improvements	2 586 614	
Furniture and equipment	166 311	
Cost basis	3 085 614	
Accumulated depreciation	(1 017 720)	
		2 067 894

OTHER ASSETS

Deferred loan costs, net of accumulated amortization of $29,548		76 297
		2 212 927

LIABILITIES AND PARTNERS' DEFICIT

CURRENT LIABILITIES

Mortgage note payable – current maturities	21 581	
Note payable– HNB – current maturities	2 681	
Bank overdraft	17 550	
Business credit line	44 687	
Accounts payable	27 708	
Accrued payroll and related taxes	3 252	
Accrued management fees – affiliate	41 530	
Accrued interest – first mortgage	11 960	
Accrued real estate taxes	27 320	
Resident security deposits	18 500	
Notes payable – affiliate – current maturities	1 219 226	
Accrued interest – notes payable affiliate	1 548 997	
Total current liabilities		2 984 992

LONG–TERM DEBT

Mortgage note payable – net of current maturities	1 957 971	
Note payable– HNB	10 372	
Account payable – affiliate	6 757	
		1 975 100

PARTNERS' DEFICIT

Partners' deficit		(2 747 165)
		2 212 927

See accompanying notes.

NEW LINCOLN, LTD.

STATEMENT OF OPERATIONS

FOR THE PERIOD ENDED MARCH 31, 2008

INCOME

Room and board income		159 168

OPERATING EXPENSES

Administrative	32 068	
Utilities	17 966	
Operating and maintenance	5 405	
Taxes and insurance	21 392	
Depreciation and amortization	22 514	
Elderly and congregate expenses	45 870	
		145 215

OPERATING INCOME

		13 953

OTHER INCOME/EXPENSE

Interest income	(360)	
Interest – first mortgage	35 502	
Interest – notes payable affiliate	36 687	
Interest – note payable	648	
Mortgage insurance premium	2 478	
		74 955

NET LOSS

		(61 002)

NEW LINCOLN, LTD.

STATEMENT OF CHANGES IN PARTNERS' DEFICIT

FOR THE PERIOD ENDED MARCH 31, 2008

Balance,	
December 31, 2007	(2 686 163)
Net loss	(61 002)
Balance,	
March 31, 2008	(2 747 165)

NEW LINCOLN, LTD.

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED MARCH 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(61 002)	
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	22 514	
Change in:		
Prepaid insurance	6 949	
Accounts payable	(5 485)	
Tenant security deposits	(333)	
Accrued interest	36 655	
Accrued real estate taxes	(28 703)	
Net cash used in operating activities		(29 405)

CASH FLOWS FROM INVESTING ACTIVITIES

Change in mortgage escrows	16 992	
Deposits to replacement reserve	(3 758)	
Improvements to rental property	(6 500)	
Net cash provided by investing activities		6 734

CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on RMC mortgage note	(5 249)	
Proceeds from AHS note payable	4 000	
Reduction of bank overdraft	(5 437)	
Principal payment on HNB note	(643)	
Proceeds from HNB business credit line	30 000	
Net cash provided by financing activities		22 671

NET INCREASE IN CASH	–
CASH, Beginning	–
CASH, Ending	–

Supplemental disclosure of cash flow information

Cash paid for interest	35 534

See accompanying notes.

NEW LINCOLN, LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2008

Note 1. Summary of Significant Accounting Policies and Organization

Organization – New Lincoln, Ltd., an Ohio limited partnership, (Partnership) was formed on June 10, 1995. The General Partner is New Lincoln Co., and the Limited Partners are James W. Mueller, Jr. and Passport Retirement, Inc. The Partnership Agreement was amended January 1, 1999 to evidence the withdrawal of Passport Retirement, Inc. as a Limited Partner and the transfer of its entire interest to James W. Mueller, Jr. as the sole Limited Partner.

The purpose of the Partnership is to acquire, rehabilitate, own and operate a 53–unit assisted living retirement center located in Columbus, Ohio operating as the New Lincoln Lodge Retirement Residence (Project). The Project began operations in February 1997. Lease terms are typically one year or less.

The Project was financed and constructed with a mortgage loan insured by the Federal Housing Administration (FHA) under Section 232 of the National Housing Act, as amended. Section 232 insures mortgage loans to facilitate the construction and substantial rehabilitation of nursing homes, intermediate care facilities, board and care homes and assisted–living facilities. Residents requiring skilled nursing, custodial care, and assistance with activities of daily living are eligible to live in facilities insured under this program. The Department of Housing and Urban Development (HUD) supervises the operating methods of the Partnership pursuant to the requirements of the Regulatory Agreement.

The Partnership Agreement provides that the Partnership shall continue in existence until June 30, 2038, unless it is earlier dissolved and terminated by provisions of the Partnership Agreement.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – For the purpose of reporting cash flows, cash includes unrestricted petty cash, demand deposits, and savings accounts.

Funded Reserves – Cash reserves include resident security deposits, a replacement reserve and a tax and insurance escrow. These reserves have been established in amounts considered by the Partners to be adequate and in accordance with the HUD Regulatory Agreement. Uses of the reserves are restricted as defined in the Regulatory Agreement, and therefore have been excluded from cash in the accompanying balance sheet and for statement of cash flow purposes.

Note 1.   **Summary of Significant Accounting Policies and Organization (cont.)**

Rental Property – Land and improvements, the building and its improvements, and furniture and equipment are carried at cost. Depreciation is computed using the straight–line method over the estimated useful life of the property ranging from five to thirty–five years.

Resident Receivable and Bad Debt Policy – Resident room charges for the current month are due on the first of the month. Residents who are evicted or move out are charged with any damages or cleaning fees. The Partnership accounts for all past due rents at the contract rate and recognizes other resident charges on the date assessed at the actual amount due. The Partnership does not accrue interest on resident receivable balances.

The Partnership attempts to collect all past due rents and charges prior to resident move out or eviction. If the Partnership fails to collect the resident receivable balance before move out or eviction the debt is considered uncollectible.

Security Deposit Policy – The Partnership collects $500 from a resident at the time of the initial lease execution as security for performance of the resident's financial obligations under the lease. The Partnership may use the resident's security deposit as reimbursement for any unpaid rent or other amounts a resident owes under the lease at the time of resident move–out. The Partnership must refund the resident's security deposit or provide the resident with an itemized statement of deductions from the security deposit within 30 days of the resident's termination of the lease.

HUD regulations require that the Partnership's security deposit policy be in compliance with applicable state law. Ohio law does not require the accrual of interest on a resident security deposit when the deposit equals one month's rent.

The Partnership has determined that the administrative cost to allocate interest earned from the investment of the resident security deposit cash to each individual resident's security deposit account exceeds the interest earned and therefore the Partnership does not account for each resident's security deposit earnings. Interest income earned from the investment of the resident security deposit cash is transferred to the Project's operating account on a periodic basis.

Deferred Loan Costs – Direct costs incurred in connection with obtaining the mortgage loan described in Note 2 have been capitalized and are being amortized over the term of the loan using the straight–line method.

Partners' Deficit – Profit and loss are to be allocated between the Limited Partner and the General Partner, 99% and 1%, respectively, other than special allocations (as defined by the Partnership Agreement) and certain other items, which would be specifically allocated to the Partners in accordance with the Partnership Agreement.

Federal Income Taxes – No provision has been made in the financial statements for federal income taxes since such taxes are the responsibility of the Partners.

Note 2.   **Long–Term Debt**

Long–term debt at March 31, 2008 consists of the following:

Mortgage note payable to Red Mortgage Capital, Inc. (RMC), bearing interest at 7.25%, payable in monthly principal and interest installments of $13,731 through August 2036. The note is insured by the FHA under Section 232 of the National Housing Act, as amended and the Partnership pays FHA a mortgage insurance premium of .5% of the outstanding loan balance per year. The Partnership is also required to make monthly deposits to a real estate tax and property insurance escrow and to make monthly deposits of $2,082 to a restricted replacement reserve account. Secured by a mortgage on the rental property.   1 979 552

Business credit line payable to Huntington National Bank, (HNB), bearing simple interest at a variable rate equal to the HNB prime commercial rate plus 1%, (Prime rate was 6.00% at March 31, 2008), interest only payable monthly plus principal payments as cash flow of the Partnership permits. The Partnership can draw the full amount of the credit line up to $50,000 by October 31, 2008. The agreement will automatically renew each October 31, for a one–year period. The note is unsecured.   44 687

Note payable to HNB in the original amount of $15,150, bearing interest at 8.58%, payable in monthly principal and interest installments of $313 through May 2012. Unsecured.   13 053

The Partnership owes Hearth & Home, an affiliate of the General Partner for vehicle lease payments made on its behalf in 1997 and 1998. Unsecured. No payments were made in 2008.   6 757

Total debt   2 044 049

Business line of credit	(	44 687)
Current maturities of HNB note	(	2 681)
Current maturities of RMC mortgage	(	21 581)

Long–term debt   1 975 100

9

Note 2.   **Long–Term Debt (cont.)**

The minimum principal payments of the RMC mortgage payable and the HNB promissory note at March 31, 2008 due in each of the next five years is as follows:

2008	24 262
2009	26 119
2010	28 118
2011	30 271
2012	30 275

Note 3.   **Note Payable – AdCare Health Systems. Inc. – Affiliate**

The Partnership has obtained financing from AdCare Health Systems, Inc. (AHS), an affiliate of the General Partner, for funding of operating deficits and the initial cash equity required by the HUD financing for the rehabilitation of the Project. The Partnership's debt to AHS is evidenced by notes payable to AHS, bearing simple interest at variable rates based upon the prime rate at the date of the loan advance plus 3.5%, (ranging from 11.75% to 12.50%). The Partnership may make payments to AHS for the principal and accrued interest only from Project surplus cash as defined by HUD. Payment to AHS is subordinate to the HUD mortgage loan payable and payment of all Project operating expenses. Interest expense on the notes payable to AHS amounted to $36,687 as of March 31, 2008. The notes are unsecured.

The principal balance due AHS of $1,219,226 and accrued interest payable to AHS of $1,548,997 has been recorded as a current liability in the financial statements as of March 31, 2008 based upon the due date of a separate note and agreement between the Limited Partner and other affiliates of the General Partner financing the purchase of James Mueller's ownership of the 99% limited partnership interest in the Partnership. The Surplus Senior Subordinated Promissory Note and related agreement is in the amount of $1,425,000, bearing interest at 10% and was due in full on December 31, 2007 according to the terms of the note and agreement. The Surplus Senior Subordinated Promissory Note is unsecured.

Note 4.   **Related Party Transactions**

The Partnership's property is managed by Mueller Management & Development, Ltd. (MMD), an affiliate of the Limited Partner, pursuant to a management agreement approved by HUD. The Partnership has agreed to pay MMD a property management fee of $37,500 per year for performing property management services. Property management fees of $9,375 were charged to expense for the period ended March 31, 2008. The amount due to MMD at March 31, 2008 for property management fees was $41,530.

The Partnership owes Hearth & Home, an affiliate of the General Partner, for vehicle lease payments made on its behalf during 1998 and 1997. No payments were made during 2008. The Partnership may make payments only from Project surplus cash as defined by HUD.

Note 5.   **Partnership Distributions**

Distributions are limited by HUD to Surplus Cash as defined in the Regulatory Agreement and calculated semi–annually. There was no surplus cash available for distribution at March 31, 2008.

Note 6.   **Tax Exempt Bond Financing Costs**

The Partnership's first mortgage financing is funded by the proceeds of the issuance of $2,320,000 of County of Franklin, Ohio Mortgage Revenue Bonds Series 1995A. The Series 1995A bonds ($2,320,000) were sold in May 1995 and will be retired per the following maturity schedule:

$85,000 in August 2000
$130,000 in August 2005
$180,000 in August 2010
$1,925,000 in August 2035

The Trustee for the bond holders is PNC Bank, Ohio. Interest paid to the holders of the bonds is exempt from federal income tax as permitted by Section 142(d) of the Internal Revenue Code of 1986, as amended.

The Partnership incurred certain fees and transaction costs related to the issuance of the bonds. The total issuance costs of the Series 1995A bonds were $91,498. The fees and transaction costs are being amortized over the life of the respective bond series.

Note 7.   **Commitments**

The Partnership has entered into a restrictive covenant relating to the issuance of the tax exempt bonds and related HUD mortgage financing of the Project acquisition and rehabilitation. The restrictive covenant requires that at least 20% of the Project's units (11 units) are to be occupied by residents whose income does not exceed 50% of the area median gross income as determined by HUD.

Note 8.   **Current Vulnerability Due to Certain Concentrations**

The Partnership's sole asset is a 53–unit assisted living retirement center. The Partnership's operations are concentrated in the multifamily real estate market. In addition, the Partnership operates in a heavily regulated environment. The operations of the Partnership are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies, including, but not limited to, HUD. Such administrative directives, rules and regulations are subject to changes by an act of Congress or an administrative change mandated by HUD. Such changes may occur with little notice or inadequate funding to pay for the related cost, including the additional administrative burden, to comply with a change.

Note 9.   **Bank Overdraft and Overdraft Protection Agreement**

As of March 31, 2008, the Partnership was overdrawn on their operating checking account in the amount of $11,782.

The Partnership has obtained a $10,000 business overdraft protection line of credit from Huntington National Bank. Interest expense is computed by applying a daily periodic rate of .02739% (annual Interest rate of 10%) to the daily balance of the account each day of the billing cycle. As of March 31, 2008, the Partnership owed $5,768 on the line of credit. This is presented on the financial statements combined with the bank overdraft and totaled $17,550 at March 31, 2008.

Note 10.   **Subsequent Event**

On April 1, 2008, AHS and the Partnership's Limited Partner agreed to assign 98% of the Limited Partners' rights, title and interests in the Partnership to AHS in consideration for the full payment of the $1,425,000 note payable owed to AHS (Note 3) AHS also agreed to give the Limited Partner a right of first refusal to acquire all the interests in the Partnership for a period of five years which will expire on April 1, 2013.